UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

January 4, 2024

Date of Report: (Date of earliest event reported)

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Delaware	93-1920406
State of other jurisdiction of	(I.R.S. Employer
incorporation or organization	Identification No.)

225 Liberty Street, 29th Floor, New York, NY 10281

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares; Series 327 Class A Ordinary Shares; Series 330 Class A Ordinary Shares; Series 332 Class A Ordinary Shares; Series 334 Class A Ordinary Shares; Series 337 Class A Ordinary Shares; Series 349 Class A Ordinary Shares; Series 371 Class A Ordinary Shares; Series 373 Class A Ordinary Shares; Series 375 Class A Ordinary Shares; Series 384 Class A Ordinary Shares; Series 388 Class A Ordinary Shares; Series 390 Class A Ordinary Shares; Series 398 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

Item 9. Other Events

As previously disclosed by Masterworks Vault 3, LLC (the “Company” or “we”) in its Current Report on Form 1-U filed with the SEC on October 5, 2023, the Company received consent from the holders of the requisite number of voting shares of certain of its series (the “Requisite Consent”) to amend the Company’s operating agreement, management services agreement and other applicable documents on a date or dates determined by Masterworks in its discretion (the “Amendment Effective Date”) and to accelerate the vesting on management fee shares previously earned and eliminate the vesting provisions on management fee shares going forward. The Company determined the Amendment Effective Date to be December 31, 2023.

On December 31, 2023, the members of the Company and the Board of Managers of the Company entered into a Second Amended and Restated Limited Liability Company Operating Agreement of the Company, which amends and replaces that certain Amended and Restated Limited Liability Company Operating Agreement of the Company dated June 27, 2023 to make changes consistent with the amendments described above. A copy of the form of the Second Amended and Restated Limited Liability Company Operating Agreement of the Company is attached to this Form 1-U as Exhibit 2.1.

In addition, on December 31, 2023, the Company, on behalf of its relevant series, Masterworks Cayman, SPC, on behalf of its relevant segregated portfolios, and Masterworks Administrative Services, LLC entered into an Amended and Restated Management Services Agreement which reflects changes consistent with the amendments described above. A copy of the form of Amended and Restated Management Services Agreement is attached to this Form 1-U as Exhibit 6.1.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s EDGAR website. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description of Exhibit

2.1	Form of Second Amended and Restated Operating Agreement.
6.1	Form of Amended and Restated Management Services Agreement.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MASTERWORKS VAULT 3, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel

Date: January 4, 2024